CASE FINANCIAL, INC.
7668 El Camino Real, Suite 104-106
Carlsbad, CA 92009

November 22, 2010

James A. Allegretto, Sr. Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Case Financial, Inc.
Item 4.01 Form 8-K
Filed October 7, 2010
File No. 000-27757

Dear Mr. Allegretto:

The following is a response to the comments provided by you regarding the above-referenced filing in your letter dated October 15, 2010.

Item 4.01  Form 8-K Filed October 7, 2010

1.
We note that Chang G Park, CPA’s reports on your financial statements for the years ended September 30, 2009 and September 30, 2008 contained explanatory paragraphs regarding your ability to continue as a going concern.  We also note that you disclosed that Chang G Park, CPA’s audit reports were not qualified or modified as to uncertainty, audit scope, or accounting principles.  Please revise your disclosure to remedy this apparent inconsistency or explain this matter to us in more detail.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2.	Please file a letter from Chang G Park, CPA as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

CASE RESPONSE:

Please see our Amendment No.1 to Item 4.01 on Form 8-K filed on November 9, 2010.

The Company acknowledges that:
·	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately addresses the comments contained in your letter of October 15, 2010.  Please feel free to contact us with any further comments or clarifications required at telephone number (760) 804-1449 or fax us at number (760) 804-1566.

 Respectfully submitted,

/s/ Lawrence Schaffer
President and Chief Financial Officer